Exhibit 3.1

CERTIFICATE OF DESIGNATION
OF
GLYECO, INC.

Pursuant to Section 78-207 of the

Nevada Revised Statutes

GLYECO, INC., a corporation organized and existing under the laws of the State of Nevada (the “Corporation”), does hereby certify that, pursuant to the authority conferred on its board of directors (the “Board of Directors”) by its Articles of Incorporation (the “Articles”), and in accordance with Section 78-207 of the Nevada Revised Statutes, the Board of Directors adopted the following resolution:

RESOLVED, that pursuant to the authority conferred on the Board of Directors of this Corporation by the Articles of Incorporation of the Corporation, a series of Preferred Stock, $0.0001 par value per share, is hereby established and created, and that the designation and number of shares thereof and the voting and other powers, preferences, and other rights of the shares of such series are as follows:

1. Designation and Amount.  There will be a series of Preferred Stock designated as Series AA Convertible Preferred Stock, and the number of shares constituting such series will be 2,000,000 shares.  Such series is referred to in this Certificate of Designation as the “Series AA Preferred Stock.”

2. Voting.  Except as otherwise required by law the Series AA Preferred Stock shall be non-voting.

3. Conversion.

(a) Right to Convert.  Each share of Series AA Preferred Stock will be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for the Corporation, into one share of Common Stock of the Corporation for each one dollar ($ 1.00) of Original Issue Price plus accrued but unpaid dividends.  Notwithstanding the foregoing, in no event shall the holder be entitled to voluntarily convert any portion of the Series AA Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock owned by the holder at such time, would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act, and the rules thereunder) in excess of 9.99% of the then issued and outstanding shares of Common Stock outstanding at such time; provided, however, that upon the holder providing the Company with sixty-one (61) days notice (the “Waiver Notice”) that the holder would like to waive the limitations in this Section 3(a) with regard to any or all shares of Common Stock issuable upon conversion, the limitations in this Section 3(a) shall be of no force or effect with regard to those shares of Common Stock referenced in the Waiver Notice.

(b) Procedure for Conversion.  In order to convert shares of Series AA Preferred Stock into shares of Common Stock, the holder thereof will deliver to the principal offices of the Corporation a notice of intention to convert such shares, together with the certificate or certificates for the shares of Series AA Preferred Stock to be converted, duly endorsed to the Corporation or in blank, or with stock power(s) attached.  The shares of Series AA Preferred Stock to be converted will be deemed to have been converted one day after the day on which the notice of intention to convert was delivered to the Corporation, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversation will be treated for all purposes as the record holder or holders of such Common Stock at such time.  Promptly after the date upon which the shares of Series AA Preferred Stock will be deemed to have been converted, the Corporation will issue and will deliver a certificate or certificates for the number of shares of Common Stock issuable upon such conversion, together with cash in lieu of any fraction of a share as provided below, to the person or persons entitled to receive the same.  Payment or adjustment will be made upon any conversion on account of any dividends accrued on the shares of Series AA Preferred Stock surrendered for conversion.

(c) Automatic Conversion.  The Series AA Preferred Stock will automatically convert into Common Stock at the rate of one share of Common Stock for each $1.00 of Original Issue Price plus accrued but unpaid dividends on the first to occur of: (i) the closing price on the Common Stock of the Corporation on the OTC/BB is $5.00 per share for 20 consecutive trading days; or (ii) if the Common Stock of the Corporation is listed on NYSE or NASDAQ.

(d) Reservation of Shares.  The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Common Stock, for the purposes of effecting the conversion of the Series AA Preferred Stock, the full number of shares of Common Stock then deliverable upon the conversion of all Series AA Preferred Stock then outstanding.

(e) Fractional Shares.  In the sole and absolute discretion of the Corporation, instead of any fraction of a share which would otherwise be issuable upon conversion of shares of Series AA Preferred Stock, the Corporation will pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the market price per share of Common Stock (as reasonably determined by the Board of Directors of the Corporation), at the close of business on the date of conversion.

4. Dividends.  Subject to the rights of any series of Preferred Stock that may from time to time come into existence, the holders of Series AA Preferred Stock will be entitled to receive in any fiscal year, when, as, and if declared by the Corporation’s Board of Directors, out of any assets at the time legally available therefor, dividends in cash payable in preference and priority (both as to timing of payment and amount).  Such dividends shall accrue a dividend of 12.5% per year, compounded semi-annually and payable on December 31, 2013, if the Series AA Preferred Stock is not converted to Common Stock.  Such dividends will be payable in preference to dividends paid on shares of Common Stock.

5. Liquidation Preference.  In the event of any Liquidation Event, the holders of shares of the Series AA Preferred Stock and the holders of shares of the Corporation’s Common Stock will be entitled to receive assets of the Corporation available for distribution to its stockholders as follows:

(a) first, the holders of shares of the Series AA Preferred Stock will receive all accrued but unpaid dividends (calculated as provided in Section 4 above);

(b) second, if assets remain in the Corporation and are available for distribution, the holder of each share of the Series AA Preferred Stock will receive an amount equal to the Original Issue Price (as defined below) for such share of Series AA Preferred Stock; and

(c) third, if assets remain in the Corporation and are available for distribution, the holders of shares of the Corporation’s Common Stock will be entitled to receive, pro rata, the remaining assets of the Corporation available for distribution in proportion to the number of total shares of capital stock of the Corporation held by them.

(d) Definition of Liquidation Event.  For purposes of this Section 5, a “Liquidation Event” will mean: (i) the closing of the sale, transfer, or other disposition of all or substantially all of the Corporation’s assets; (ii) the consummation of a merger or consolidation of the Corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of the Corporation immediately prior to such merger or consolidation continue to hold at least 50.0% of the voting power of the capital stock of the Corporation or the surviving or acquiring entity); (iii) the closing of the transfer (whether by merger, consolidation, or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Corporation’s securities), of the Corporation’s securities if, after such closing, such person or group of affiliated persons would hold 50.0% or more of the outstanding voting stock of the Corporation (or the surviving or acquiring entity); or (iv) a liquidation, dissolution, or winding up of the Corporation; provided, however, that a transaction will not constitute a Liquidation Event if its sole purpose is to change the state of the Corporation’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation’s securities immediately prior to such transaction.

(e) Definition of Original Issue Price.  For purposes of this Certificate of Designation, “Original Issue Price” will mean $1.00 per share.

6. Other Attributes.  In all other respects, the Series AA Preferred Stock will have the same rights and preferences as the Common Stock.

7. Severability of Provisions.  Whenever possible, each provision hereof will be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision will be ineffective only the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.  If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as will be necessary to render the provision in question effective and valid under applicable law.

[SIGNATURE ON FOLLOWING PAGE]

IN WITNESS WHEREOF, this Certificate of Designation has been executed on behalf of the Corporation as of this 4th day of April, 2012.

GLYECO, INC., a Nevada corporation

By: /s/ John d’Arc Lorenz
John d’Arc Lorenz II, Chief Executive Officer